AKERS BIOSCIENCES, INC.

201 GROVE ROAD

THOROFARE, NJ 08086

November 15, 2016

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-214214

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Akers Biosciences, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 9:00 a.m. Eastern Time on Wednesday, November 16, 2016, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Akers Biosciences, Inc.

/s/ John Gormally
John Gormally
Chief Executive Officer